[Sunset Financial Resources, Inc.]

VIA EDGAR

September 5, 2006

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Karen Garnett, Assistant Director

Re: Sunset Financial Resources, Inc. Registration Statement on Form S-4 (File No. 333-135020)

Ladies and Gentlemen:

Reference is made to the Registration Statement filed by Sunset Financial Resources, Inc. with the Securities and Exchange Commission on June 14, 2006, as amended. Sunset has determined to pursue the contemplated transaction by means other than a Registration Statement on Form S-4. The Registration Statement has not been declared effective by the Securities and Exchange Commission and no securities of Sunset have been or will be issued or sold by Sunset under the Registration Statement. Accordingly, pursuant to Rule 477 of the Securities Act of 1933, Sunset hereby requests the immediate withdrawal of the Registration Statement.

Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned via facsimile at (904) 425-4395, with a copy to Kenneth L. Betts of Locke Liddell & Sapp LLP at (214) 740-8800.

Very truly yours,

SUNSET FINANCIAL RESOURCES, INC

By:	/s/ Stacy M. Riffe
Name:	Stacy M. Riffe
Title:	Chief Executive Officer

cc:	Amanda McManus, Division of Corporation Finance